      As filed with the Securities and Exchange Commission on July 11, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                                (Amendment No. )

                               Disc Graphics, Inc.
                                (Name of Issuer)

                               Disc Graphics, Inc.
                      (Name of Person(s) Filing Statement)

                Class A Redeemable Common Stock Purchase Warrants
                         (Title of Class of Securities)

                                    254590110
                      (CUSIP Number of Class of Securities)

                               Nancy D. Lieberman
                     Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                                    Suite 225
                             Jericho, New York 11753
                                 (516) 822-4820
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)


                                  July 11, 1997
                          (Date Tender First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation: $1,131,617.44(a)   Amount of Filing Fee: $226.32(b)

(a)Calculated as the value of 317,647 shares of Common Stock, the maximum number of shares of Common Stock which may be issued in the exchange offer, at the market price of the Common Stock on July 7, 1997.

(b)Calculated as 1/50 of 1% of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________________________________________
Form, or Registration No.:____________________________________________
Filing Party:_________________________________________________________
Date Filed:____________________________________________________________


                                  Exhibit Index
                                Located on Page 6

ITEM 1. SECURITY AND ISSUER.

      (a) The name of the issuer is Disc Graphics, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10 Gilpin Avenue, Hauppauge, New York, 11788.

      (b) The title of the securities being sought is Class A Redeemable Common Stock Purchase Warrants ("Class A Warrants"). As of June 26, 1997, there were approximately 2,700,000 Class A Warrants issued and outstanding.

            The Issuer is seeking to exchange one share of its Common Stock, $.01 par value for each eight and one-half Class A Warrants, upon the terms and subject to the conditions set forth in the Exchange Offer dated July 11, 1997 (the "Exchange Offer") and the related Letter of Transmittal (which together constitute the "Offer"). A copy of each of the Exchange Offer and the Letter of Transmittal is attached hereto as Exhibit (a)(1) and Exhibit (a)(2), respectively. Reference is hereby made to the Cover Page, "Summary" and Section 1 "Exchange Terms" of the Exchange Offer, which are incorporated herein by reference. No directors, officers or affiliates of the Issuer own or intend to tender any Class A Warrants.

      (c) Reference is made to Section 8 "Price Range of the Issuer's Securities" of the Exchange Offer, which is incorporated herein by reference.

      (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) Reference is hereby made to Section 6 "Purpose and Effects of the Exchange Offer" of the Exchange Offer, which is incorporated herein by reference.

      (b) Not applicable.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

            Reference is hereby made to Section 1 "Exchange Terms" and Section 6 "Purpose and Effects of the Exchange Offer" of the Exchange Offer, which are incorporated herein by reference. Except as set forth therein, the Issuer has no plans or proposals which relate to or would result in (a) the acquisition by any Person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) all extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including, but not limited to, any plans or proposals to change the number or the term of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer of the Issuer; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer; (f) any other material change in the Issuer's structure or business; (g) any changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of equity securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or the suspension of the Issuer's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

      As of July 3, 1997, the directors and executive officers of the Issuer as a group beneficially owned no Class A Warrants. Based upon information provided to the Issuer by its directors, executive officers and affiliates (as such term is used in the Exchange Act) neither the Issuer, nor to the best of the Issuer's knowledge, any of the Issuer's directors or executive officers, nor any person controlling the Issuer, any executive officer or director of any corporation ultimately in control of the Issuer or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary, has effected any transactions in Class A Warrants during the forty business day period prior to the date hereof.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

            Reference is hereby made to Section 10 "Action of Board of Directors; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Warrants" of the Exchange Offer, which are incorporated herein by reference. Except as set forth therein, the Issuer does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Exchange Offer (whether or not legally enforceable) between the Issuer, any of the Issuer's executive officers or directors, any person controlling the Issuer or any officer or director of any corporation ultimately in control of the Issuer and any person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

            No persons have been employed, retained or are to be compensated by or on behalf of the Issuer to make solicitations or recommendations in connection with the Offer.

ITEM 7. FINANCIAL INFORMATION.

            (a)-(b) Reference is hereby made to the consolidated financial statements and pro forma consolidated financial statements included in the Exchange Offer.

ITEM 8. ADDITIONAL INFORMATION.

      (a)-(d) Not applicable.

      (e) The Exchange Offer, attached hereto as Exhibit (a)(1), is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1)(i)   Exchange Offer dated July 11, 1997.

      (a)(1)(ii)  Form of Letter to Holders of Class A Warrants.

      (a)(2) Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number).

      (a)(3)      Notice of Guaranteed Delivery.

      (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

      (a)(5) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(6)      Annual Report on Form 10-K for the Year ended December 31,
                  1996.

      (a)(7)      Quarterly Report on Form 10-Q for the Quarter ended March 31,
                  1997.

      (c)(1) Exchange Agent Agreement between the Issuer and American Stock Transfer & Trust Company dated as of July 1, 1997.

      (c)(2) Warrant Agreement between RCL Capital Corp. and American Stock Transfer & Trust Company dated as of November 10, 1993.

      (c)(3)      1995 Incentive Stock Option Plan.

      (d)-(f)     Not applicable.

                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

 Dated:     July 9, 1997

                                          Disc Graphics, Inc.



                                          By: /s/ Donald Sinkin
                                              -------------------
                                          Donald Sinkin
                                          President and Chief Executive
                                          Officer

                                 EXHIBIT INDEX


 Exhibit                      Description                                 Page
 -------                      -----------                                 ----
 (a)(1)(i)   Exchange Offer dated July 11, 1997......................
 (a)(1)(ii)  Form of Letter to Holders of Class A Warrants...........
 (a)(2)      Form of Letter of Transmittal (including
             Guidelines for Certification of Tax
             Identification Number)..................................
 (a)(3)      Notice of Guaranteed Delivery...........................
 (a)(4)      Letter to Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees......................
 (a)(5)      Form of Letter to Clients from Brokers, Dealers,
             Commercial Banks, Trust Companies and Other
             Nominees................................................
 (a)(6)      Annual Report on Form 10-K for the Year ended
             December 31, 1996.......................................
 (a)(7)      Quarterly Report on Form 10-Q for the Quarter
             ended March 31, 1997....................................
 (c)(1)      Exchange Agent Agreement dated as of July 1, 1997 between
             the Issuer and American Stock Transfer & Trust
             Company ................................................
 (c)(2)      Warrant Agreement between RCL Capital Corp. and
             American Stock Transfer and Trust Company dated
              as of November 10, 1993................................
 (c)(3)      1995 Incentive Stock Option Plan........................
 (d)-(f)     Not applicable.